FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF OCTOBER, 2004

                         COMMISSION FILE NUMBER 0-28879


                 CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
                 (Translation of registrant's name into English)



                              14066 Catalina Street
                             San Leandro, California
                                CA 94577, U.S.A.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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The following sets forth a press release issued on October 1, 2004 by China
Pharmaceuticals International Corporation Contact: Mr. Yam Sheung KWOK
Tel: (852) 2255 0688 Fax: (852) 2851 3660


                              FOR IMMEDIATE RELEASE
    CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION ANNOUNCES THE RESIGNATION
            OF MR. AARON XIAOJUN ZHU, THE EXECUTIVE DIRECTOR AND THE APPOINTMENT OF MR. LI YANG ZHOU, THE ADDITIONAL EXECUTIVE DIRECTOR


Effective October 1, 2004, Aaron Xiaojun ZHU resigned as the executive director, the President and Chief Financial Officer of China Pharmaceuticals International Corporation.

On October 1, 2004, the directors of China Pharmaceuticals International Corporation appointed Mr. Li Yang ZHOU as executive director.

Backgrounds of the new director are as follows:

MR. LI YANG ZHOU
Mr. ZHOU is the Managing Director of China Merchants DiChain (Asia) Limited, a corporation listed on the Main Board of The Stock Exchange of Hong Kong, Limited. He has over eight years working experience at management levels of listed companies and has extensive involvement in mergers and acquisitions, investment banking and project investments in China and Hong Kong. He has over ten years working experience in commerce, statistics and government bureaus in China. He obtained a bachelor's degree in Physics from Central-South University, China and a master of science degree in Business/Finance from the University of Baltimore, Maryland, U.S.A.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CHINA PHARMACEUTICALS
                                 INTERNATIONAL CORPORATION




                                 By:   /s/ DI FAN
                                    ----------------------------------------
                                    Di FAN, Chief Executive Officer
Date:  October 1, 2004



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